UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KYPHON INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror)

1.00% CONVERTIBLE SENIOR NOTES DUE 2012

1.25% CONVERTIBLE SENIOR NOTES DUE 2014

(Title of Class of Securities)

501577 AA8

501577 AB6

(CUSIP Number of Class of Securities)

Keyna Skeffington

Assistant Secretary

Kyphon Inc.

710 Medtronic Parkway, MS #LC300

Minneapolis, Minnesota 55432-5604

(763) 514-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert A. Koenig, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025-3656

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$400,000,000	$12,280

* For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change of control repurchase offer for the 1.00% Convertible Senior Notes due 2012 and 1.25% Convertible Senior Notes due 2014 pursuant to the indenture. The amount of the filing fee is calculated in accordance with section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Date Filed: Not applicable.	Form or Registration No.: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of February 6, 2007 (the “Indenture”) between Kyphon Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), governing the 1.00% Convertible Senior Notes due 2012 (the “2012 Notes”) and 1.25% Convertible Senior Notes due 2014 (the “2014 Notes” and, together with the 2012 Notes, the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company, with respect to the right of each holder of the Notes to sell, and the obligation of the Company to purchase, the Notes pursuant to the terms and conditions of the Notice of Fundamental Change and Offer to Purchase dated November 8, 2007 (as may be amended or supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(A), the Indenture and the Notes (the “Offer”). A fundamental change (as defined in the Indenture) with respect to the Company occurred on November 2, 2007 as a result of the consummation of the merger (the “Merger”) of the Company with and into Jets Acquisition Corporation (the “Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Medtronic, Inc., a Minnesota corporation ( “Medtronic”), pursuant to the agreement and plan of merger dated as of July 26, 2007 by and among Medtronic, Merger Sub and the Company.

The Offer will expire at 5:00 pm, Eastern time, on Friday, December 11, 2007 unless extended or earlier terminated. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Kyphon. Inc., a Delaware corporation. The address and telephone number of the Company’s principal executive offices is 1221 Crossman Avenue, Sunnyvale, California 94089, (408) 548-6500. The information set forth in “Section 4—Certain Information Concerning the Offeror” of the Offer to Purchase is incorporated herein by reference.

(b)	The securities that are the subject of the Offer are the Company’s 1.00% Convertible Senior Notes Due 2012 (CUSIP No. 501577AA8) and 1.25% Convertible Senior Notes Due 2014 (CUSIP No. 501577AB6). As of November 8, 2007, there was $200,000,000 in aggregate original principal amount of the 2012 notes outstanding and $200,000,000 in aggregate original principal amount of the 2014 notes outstanding, convertible into cash, and in certain circumstances, shares of the common stock, par value $0.001 per share, of the Company.

(c)	The information set forth in “Section 5—Price Range of the Notes and Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This is an issuer tender offer. The information set forth in Item 2(a) above and Annex A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(iii), (v)—(viii), (xii) The information set forth in the Summary Term Sheet, “Section 1— Introduction,” “Section 2—Terms of the Offer,” “Section 7—Acceptance of Notes for Payment,” “Section 8—

Expiration, Extension, Amendment, Withdrawal or Termination of the Offer,” “Section 9—Procedures for Tendering Notes,” “Section 10—Withdrawal of Tenders” and “Section 13— Material United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv), (ix)—(xi) Not applicable.

(a)(2) Not applicable.

(b) To the best knowledge of the Company, it will not purchase any Notes from any of its officers, directors or affiliates.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Other than as described in the following paragraph, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

The Company is a party to the Indenture and the Registration Rights Agreement, dated as of February 6, 2007, among the Company, J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Banc of America Securities LLC. In addition, in connection with the sale of the Notes, the Company entered into convertible note hedge transactions with respect to its Common Stock with JPMorgan Chase Bank, National Association, London Branch, Goldman, Sachs & Co. and Bank of America, N.A. (the “Hedge Participants”) providing for a call option requiring the Hedge Participants, upon exercise of the call option, to deliver to the Company cash and/or stock in the event of conversion of the Notes by holders thereof. In connection with the Merger, the Company will unwind the hedge transactions which will result in a payment to the Company becoming due. The Company also entered into warrant transactions with the Hedge Participants. The warrants issued to the Hedge Participants entitle the Hedge Participants to purchase a number of shares of Common Stock equal to the number of such shares initially issuable under the Notes. The Merger will result in cancellation and payment of the warrants which will result in the Company being obligated to deliver a payment to the Hedge Participants. The call options and warrants are separate contracts entered into by the Company, are not part of the terms of the Notes and will not affect the holders’ rights under the Notes. A description of the call option and the warrant transaction is included in the Company’s Form 8-K filed with the SEC on February 12, 2007, and incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.

(a) The information set forth in “Section 3—Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b) Any Notes submitted for purchase will be cancelled and retired.

(c)(1) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c)(2) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any purchase, sale or transfer of a material amount of the Company’s assets or the assets of any of its subsidiaries.

(c)(3) Except for the Offer, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any material change to the present dividend rate or policy, indebtedness or capitalization of the Company.

(c)(4) Other than the resignation of the Board of Directors that occurred previously in connection with the Merger, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations to change the number or term or to otherwise make any changes to the Board of Directors or management of the Company. Except for discussions in the ordinary course regarding increases in compensation and other compensation arrangements, no such person has any plans or proposals or is a party to negotiations regarding changes to material terms of the employment contracts of any of the Company’s executive officers.

(c)(5) Except for any possible acquisitions the Company may consider from time to time, no person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any other change in the Company’s corporate structure or business.

(c)(6) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association. In connection with the Merger, the Company’s common stock was delisted from the Nasdaq Global Select Market and, after November 12, 2007, the Company will no longer be required under the Exchange Act, to file periodic reports and other information with the Securities and Exchange Commission (the “SEC”).

(c)(7) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act. In connection with the Merger, the Company has already made the applicable filings with the SEC in order to de-register its common stock under Section 12(g)(4) of the Exchange Act.

(c)(8) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act. In connection with the Merger, the Company has already made the applicable filings with the SEC in order to de-register its common stock under Section 15(d) of the Exchange Act.

(c)(9) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(c)(10) No person identified in Item 3 of this Schedule TO has any plans or proposals or is a party to negotiations that would relate to or result in any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company. The Company’s charter and bylaws were amended in connection with the Merger.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in “Section 11—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	To the best knowledge of the Company, no Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.

(b)	Other than as described in the following sentence, to the best knowledge of the Company, no person identified in Item 3 of this Schedule TO, no affiliate or associate or majority owned subsidiary of the Company, and no director or executive officer of any subsidiary of the Company has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO. On October 17, 2007, the Company announced the convertibility of the Notes pursuant to the Indenture and indicated that holders of Notes could convert their Notes until 35 calendar days after the actual effective date of the Merger or the related fundamental change purchase date, as defined in the Indenture, which is currently expected to be December 12, 2007.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	The information set forth in “Section 14—Fees and Expenses; Solicitations” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	The Company does not believe it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the Offer is for all outstanding Notes.

(b)	Not applicable.

Item 11.	Additional Information.

(a)(1) To the best knowledge of the Company, there are no material agreements, arrangements, understandings or relationships between the Company and any of its executive officers, directors, controlling persons or subsidiaries that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(a)(2) To the best knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(a)(3) There are no applicable anti-trust laws that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(a)(4) There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(a)(5) There are no material pending legal proceedings relating to the tender offer that are material to a security holder’s decision whether to sell, tender or hold the Notes.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase, dated November 8, 2007.

(b)	None.

(d)(1)	Indenture dated as of February 6, 2007 between Kyphon Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.1 to the Form 8-K, filed on February 12, 2007.

(d)(2)	Registration rights agreement, dated as of February 6, 2007, among Kyphon Inc., J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Banc of America Securities LLC, is hereby incorporated by reference from Exhibit 4.2 to the Form 8-K, filed on February 12, 2007.

(d)(3)	The description of the Call Options and Warrant Transactions is hereby incorporated by reference to the Form 8-K, filed on February 12, 2007.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2007.

KYPHON INC.

By:	/s/ Arthur T. Taylor
Name: Arthur T. Taylor Title: Vice President and Chief Operating Officer

Index to Exhibits

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated November 8, 2007.

(b)	None.

(d)(1)	Indenture dated as of February 6, 2007 between Kyphon Inc. and U.S. Bank National Association, as trustee, is hereby incorporated by reference from Exhibit 4.1 to the Form 8-K, filed on February 12, 2007.

(d)(2)	Registration rights agreement, dated as of February 6, 2007, among Kyphon Inc., J.P. Morgan Securities Inc., Goldman, Sachs & Co. and Banc of America Securities LLC, is hereby incorporated by reference from Exhibit 4.2 to the Form 8-K, filed on February 12, 2007.

(d)(3)	The description of the Call Options and Warrant Transactions is hereby incorporated by reference to the Form 8-K, filed on February 12, 2007.

(g)	None.

(h)	None.